EXHIBIT 99.1

BKD, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

First West Virginia Bancorp, Inc.

Wheeling, West Virginia

We have reviewed the accompanying consolidated balance sheet of First West Virginia Bancorp, Inc. as of September 30, 2013 and the related consolidated statements of income and comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2013 and changes in stockholders’ equity and cash flows for the nine-month period ended September 30, 2013. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements for the year ended December 31, 2012 were audited by other accountants, and they expressed an unqualified opinion on them in their report dated March 29, 2013, but they have not performed any auditing procedures since that date.

/s/ BKD, LLP
Indianapolis, Indiana

November 8, 2013